UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: August 5, 2021

MAG Silver Corp.
(SEC File Number: 001-33574)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
(Address of principal executive office)

The registrant files annual reports under cover:
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit

99.1	Press Release dated August 5, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAG Silver Corp.

Date: August 5, 2021	"George Paspalas"
GEORGE PASPALAS
President & CEO